UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CollaGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
19419B100
(CUSIP Number)
Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, Texas 76177
Attention: Quintin Cassady
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
Copy to:
Debevoise & Plimpton
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
February 25, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Schedule 13D

CUSIP No.	19419B100

1	NAMES OF REPORTING PERSONS Galderma Laboratories, Inc. S.S. or I.R.S. Identification No. of Above Person 75-1714673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,439,173 (2,235,294 of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,235,294 (all of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,173 (2,235,294 of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Schedule 13D

CUSIP No.	19419B100

1	NAMES OF REPORTING PERSONS Galderma Acquisition Inc. S.S. or I.R.S. Identification No. of Above Person 26-2064404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,439,173 (2,235,294 of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,235,294 (all of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,173 (2,235,294 of which are issuable upon the conversion of 190,000 shares of Series D-1 Cumulative Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     This statement relates to the Common Stock, par value $0.01 per share (“Common Stock”), and the Series D-1 Cumulative Preferred Stock, par value $0.01 per share (the “Series D-1 Preferred Stock”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation, (the “Issuer”). The address of the principal executive office of the Issuer is 41 University Drive, Newtown, Pennsylvania 18904.
Item 2. Identity and Background
     (a), (b), (c) and (f) This Statement is being filed by (i) Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”) and (ii) Galderma Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Galderma US (“Purchaser” and, together with Galderma US, the “Reporting Persons”).
     Galderma US is the United States holding company of Galderma Pharma S.A. (“Galderma International”), a fully integrated speciality pharmaceutical company dedicated exclusively to the field of dermatology. Galderma International has a presence in 65 countries with over 1000 sales representatives and is committed to improving the health of skin with an extensive line of products that treat a range of dermatological conditions including: acne, rosacea, fungal nail infections, psoriasis & steroid-responsive dermatoses, pigmentary disorders, medical solutions for skin senescence and skin cancer. To date, Purchaser has not engaged in any activities other than the activities incidental to its formation and the execution of the Merger Agreement (as defined below), as described in Item 4.
     The address of the principle executive and business office of each of the Reporting Persons is 14501 North Freeway, Fort Worth, Texas, 76177. The telephone number is (817) 961-5000.
     The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of the Reporting Persons are set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o Galderma Laboratories, Inc., 14501 North Freeway, Fort Worth, Texas, 76177. Except as otherwise specified on Schedule I, all directors and executive officers of each of the Reporting Persons are citizens of the United States.
     Galderma International directly owns 100% of the voting securities Galderma US. Galderma International is a joint venture between Nestlé S.A. and L’Oréal S.A., each of which owns 50% of the outstanding voting securities of Galderma International.
     (d) and (e) During the last five years, neither of the Reporting Persons nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
     Each Reporting Person may be deemed to have acquired beneficial ownership of 2,439,173 shares of Common Stock (2,235,294 of which are issuable upon the conversion of 190,000 shares of Series D-1 Preferred Stock) pursuant to the Preferred Stockholder Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock and shares of Series D-1 Preferred Stock granted thereunder.
     Neither Reporting Person expended any funds in connection with the execution of the Preferred Stockholder Agreement. The Preferred Stockholder Agreement is described in more detail below.
Item 4. Purpose of Transaction
     Merger Agreement
     On February 25, 2008, the Issuer, Galderma US and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of Common Stock at a price of $16.60 per Share, net to the seller in cash without interest (the “Offer Price”) and (ii) following the consummation of the Offer, Purchaser will be merged with an into the Issuer (the “Merger”), with the Issuer as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining Share will be converted into the right to receive an amount in cash equal to the Offer Price and each outstanding share (the “Series D-1 Shares”) of Series D-1 Preferred Stock will be converted into the right to receive an amount of cash equal to the product of the number of shares of Common Stock into which such Series D-1 Share is convertible multiplied by the Offer Price, all upon the terms and subject to the conditions set forth in the Merger Agreement.
     The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.
     Preferred Stock Purchase and Voting Agreement
     On February 25, 2008, as an essential condition and inducement to the willingness of Galderma US and Purchaser to enter into the Merger Agreement, Galderma US and Purchaser entered into a Preferred Stock Purchase and Voting Agreement (the “Preferred Stockholder Agreement”) with OCM Principal Opportunities Fund L.P. (the “Oaktree Fund”), Cutchogue Point AP, LLC (“Cutchogue”), Robert J. Easton (“Easton”), and Pebblebrook Partners Ltd. (“Pebblebrook”, and together with the Oaktree Fund, Cutchogue, and Easton, the “Preferred Stockholders”).
     Pursuant to the Preferred Stockholder Agreement, each Preferred Stockholder (a) has agreed to (i) sell all Series D-1 Shares beneficially owned by such Preferred Stockholder to

Purchaser concurrently with the closing of the Offer and (ii) vote its Series D-1 Shares and any other shares of capital stock of the Issuer owned by such Preferred Stockholder (the “Voting Shares”) against certain actions, transactions or agreements that compete with or would interfere, impede or otherwise frustrate the transactions contemplated by the Merger Agreement, and (b) has granted specified representatives of Galderma US an irrevocable proxy to vote and exercise voting and related rights with respect to the Voting Shares in accordance with the terms of the voting agreement set forth in the Preferred Stockholder Agreement.
     The Preferred Stockholders will receive for each Series D-1 Share an amount in cash equal to the product of the number of shares of Common Stock into which such Series D-1 Share is convertible multiplied by the Offer Price.
     Holders of a majority of the Series D-1 Preferred Stock have the right to terminate the Purchase and Voting Agreement upon the occurrence of specified events, including (a) any modification or amendment of the Merger Agreement that is adverse to the Preferred Stockholders in any material respect, including a reduction in the Offer Price, (b) any waiver by the Issuer of any obligation of Galderma US under the Merger Agreement, which waiver is adverse to the Preferred Stockholders in any material respect or (c) the occurrence of a Company Adverse Recommendation Change (as such term is defined in the Merger Agreement), provided that, in the case of clauses (a) and (b), the Preferred Stockholders holding a majority of the Series D-1 Preferred Stock have not consented in writing to such modification, amendment or waiver. The Preferred Stockholder Agreement terminates automatically upon the termination of the Merger Agreement.
     This description of the Preferred Stockholder Agreement is qualified in its entirety by reference to the Preferred Stockholder Agreement, a copy of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     The information set in Items 3 and 4 above is hereby incorporated by reference.
     (a) Purchaser is a direct wholly owned subsidiary of Galderma US, and Galderma US has the power to direct the voting or disposition of the Shares owned by Purchaser. Pursuant to the Preferred Stockholder Agreement, Galderma US may be deemed to have acquired beneficial ownership of 2,439,173 Shares in the aggregate, representing approximately 10.2% of the total outstanding Shares and shares of Common Stock issuable upon conversion of Series D-1 Shares as of February 25, 2008.
     To the Reporting Persons’ knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of the Issuer.
     Except as otherwise expressly provided in the Preferred Stockholder Agreement, neither Galderma US nor Purchaser is entitled to any rights as a stockholder of the Issuer as to any shares of Common Stock subject to the Preferred Stockholder Agreement.

(b) Pursuant to the Preferred Stockholder Agreement, (i) Galderma US and the Oaktree Fund shall be deemed to have the shared power to vote or to direct the vote of 2,145,286 shares of Common Stock (2,082,353 of which are issuable upon the conversion of 177,000 Series D-1 Shares), representing approximately 9.0% of the total outstanding Shares and shares of Common Stock issuable upon conversion of Series D-1 Shares as of February 25, 2008, (ii) Galderma US and Cutchogue shall be deemed to have the shared power to vote or to direct the vote of 138,376 shares of Common Stock (117,647 of which is issuable upon the conversion of 10,000 shares of Series D-1 Shares), representing approximately .6% of the total outstanding Shares and shares of Common Stock issuable upon conversion of Series D-1 Shares as of February 25, 2008, (iii) Galderma US and Easton shall be deemed to have the shared power to vote or to direct the vote of 141,746 shares of Common Stock (23,529 of which is issuable upon the conversion of 2,000 Series D-1 Shares), representing approximately .6% of the total outstanding Shares and shares of Common Stock issuable upon conversion of Series D-1 Shares as of February 25, 2008, and (iv) Galderma Laboratories, Inc. and Pebblebrook Partners Ltd. shall be deemed to have the shared power to vote or to direct the vote of 13,765 shares of Common Stock (11,765 of which is issuable upon the conversion of 1,000 Series D-1 Shares) , representing less than .1% of the total outstanding Shares and shares of Common Stock issuable upon conversion of Series D-1 Shares as of February 25, 2008.
     Galderma US expressly disclaims being part of a group with any of the parties to the Preferred Stockholder Agreement and does not have any non-public information relating to such parties that is responsive to this item 5(b). To the knowledge of Galderma US, the Oaktree Fund has filed an amendment to its Schedule 13D relating to the Preferred Stockholder Agreement.
     (c) Except for the Merger Agreement and the Preferred Stockholder Agreement described in Item 4 above, no transactions in Common Stock were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 above.
     (d) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4 above.
Item 7. Material to Be Filed as Exhibits

Exhibit 4.1	Agreement and Plan of Merger, by and among Galderma Laboratories, Inc., Galderma Acquisition Inc., and the Issuer, dated as of February 25, 2008 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated as of February 27, 2008, and incorporated herein by reference).

Exhibit 4.2	Preferred Stock Purchase and Voting Agreement, by and among Galderma Laboratories, Inc., Galderma Acquisition Inc., OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton, and Pebblebrook Partners Ltd., dated as of February 25, 2008.

Exhibit 99.1	Joint Filing Agreement, dated March 5, 2008, between Galderma Laboratories, Inc. and Galderma Acquisition Inc., pursuant to Rule 13d-1(k)(1).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 5, 2008

GALDERMA LABORATORIES, INC.
By:	/s/ Albert Draaijer
	Name:	Albert Draaijer
	Title:	President

GALDERMA ACQUISITION INC.
By:	/s/ Albert Draaijer
	Name:	Albert Draaijer
	Title:	Treasurer and Vice President

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
     The following tables set forth the name and present principal occupation or employment of each director and executive officer of the Reporting Persons. Unless otherwise indicated, the business address for each of the directors and executive officers listed in the following tables is 14501 North Freeway, Fort Worth, Texas, 76177. Except as otherwise specified below, all directors and executive officers of each of the Reporting Persons are citizens of the United States.
Galderma Laboratories, Inc.:

Name	Principal Occupation or Employment and Business Address

Executive Officers
Albert Draaijer	President of Galderma Laboratories, Inc. and Head of North American Operations of Galderma Pharma S.A.
Anne Egger	Vice President, Marketing of Galderma Laboratories, Inc.
Bill Carson	Vice President, Medical and Regulatory Affairs of Galderma Laboratories, Inc.
Ken Ferrell	Vice President, Commercial Operations Services of Galderma Laboratories, Inc.
Brant Schofield	Vice President, Finance of Galderma Laboratories, Inc.
Quintin Cassady	Secretary of Galderma Laboratories, Inc. and Vice President, General Counsel and Secretary of Galderma Laboratories, L.P.
Yon Choi	Treasurer of Galderma Laboratories, Inc.

Directors
Humberto Antunes	Chief Executive Officer of Galderma Pharma S.A.
Business Address: Tour Enroplaza, La Défense 4, F-92927 La Defense Cedex, France.
Pierre Libmann	Chief Financial Officer of Galderma Pharma S.A.
Business Address: Tour Enroplaza, La Défense 4, F-92927 La Defense Cedex, France
Albert Draaijer	See information set forth above.
Galderma Acquisition Inc.:

Name	Principal Occupation or Employment and Business Address

Executive Officers
Humberto Antunes	See information set forth above.
Quintin Cassady	See information set forth above.
Albert Draaijer	See information set forth above.

Directors
Albert Draaijer	See information set forth above.
Quintin Cassady	See information set forth above.

Mr. Antunes is a citizen of Brazil; Mr. Libmann is a citizen of France; Mr. Draaijer is a citizen of the Netherlands.